CONFIDENTIAL TREATMENT REQUESTED

BY SAMSARA INC.: IOT-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “####.” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

June 22, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten
Larry Spirgel
Kathryn Jacobson
Robert Littlepage

Re:	Samsara Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 16, 2021
CIK No. 0001642896

Ladies and Gentlemen:

On behalf of our client, Samsara Inc. (“Samsara” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 12, 2021, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff a clean copy of Amendment No. 2 and a copy marked to show all changes from the version confidentially submitted on March 16, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on March 16, 2021), all page references herein refer to the corresponding page of Amendment No. 2.

CONFIDENTIAL TREATMENT REQUESTED

BY SAMSARA INC.: IOT-001

Securities and Exchange Commission

June 22, 2021

Prospectus Summary

Overview, page 1

1.	Please disclose the source of your statement that you are the pioneer of the Connected Operations Cloud.

The Company respectfully advises the Staff that its use of the term “Connected Operations Cloud” refers to the specific software solution that the Company has developed and to which the Company’s customers subscribe. As disclosed on page 5 of Amendment No. 2, the Company’s Connected Operations Cloud consists of (1) the Company’s Data Platform, which ingests, aggregates and enriches data from connected IoT assets, with embedded capabilities for AI, workflows and analytics, alerts, API connections, and data security and privacy, and (2) the Company’s Applications for Video-Based Safety, Vehicle Telematics, Driver Apps and Workflows, Equipment Monitoring and Control, and Site Visibility. While other companies offer data analytics software to businesses with physical operations, the Company is not aware of any other company that refers to its solution as a “Connected Operations Cloud” or any similar term.

As to “connected operations” generally, as disclosed on page 115 of Amendment No. 2, while competitors offer certain software and/or hardware solutions addressing specific industry verticals or specific solution sets, the Company is also not aware of other companies that approach the market with a common data cloud across connected fleets, equipment and sites, thereby supporting the statement that the Company is the “pioneer of the Connected Operations Cloud.”

2.	Please disclose the period during which you had over 20,000 customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 2 to clarify that as of January 30, 2021, the Company had over 20,000 customers.

Risk Factors

The ongoing COVID-19 pandemic..., page 19

3.

Please quantify the size of the headcount reduction in May 2020 and the increase in the average length of sales cycles to onboard new customers. Please also disclose any material negative impacts of COVID-19 on your revenues and results of operations.

The Company has revised the disclosure on page 19 of Amendment No. 2 to address the Staff’s comment. The Company further advises the Staff that the Company has not observed any adverse impacts from the effects of COVID-19 on the Company’s revenues and result of operations other than as previously disclosed in the Registration Statement. The Company respectfully advises the Staff that it does not consider those impacts observed to date to be material.

CONFIDENTIAL TREATMENT REQUESTED

BY SAMSARA INC.: IOT-001

Securities and Exchange Commission

June 22, 2021

The length of our sales cycle can be unpredictable..., page 26

4.	Please disclose the average length of your sales cycle to your larger customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 2 to clarify that the sales cycles for its larger customers typically last several months and in some cases have exceeded one year.

We face intense and increasing competition, page 29

5.

We note that you rely upon Amazon for AWS web hosting and you currently do not have an alternative provider. Please briefly describe the material terms your agreement with Amazon including the term and any material termination provisions.

The Company respectfully advises the Staff that while the Company currently utilizes AWS for its hosting services, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms if needed. The Company further advises the Staff that AWS may terminate the agreement for convenience after #### by providing #### prior written notice. Accordingly, the Company respectfully advises the Staff that it believes suitable alternative cloud-hosting arrangements could be timely made and that there are therefore no terms of the agreement that are material to the Company.

The dual-class structure of our common stock, page 55

6.	Please briefly describe each of the limited exceptions pursuant to which transfers of your Class B common stock will not convert to Class A common stock.

The Company respectfully advises the Staff that the Company is continuing to consider its public company governance structure that will be put into place in connection with its initial public offering (“IPO”). As a result, the Company will describe each of the limited exceptions pursuant to which transfers of its Class B common stock will not convert to Class A common stock in a subsequent submission.

Provisions in our corporate charter documents…, page 60

7.	Please briefly describe the provisions in your certificate of incorporation and bylaws that may make it difficult for a third party to acquire control of the company.

The Company respectfully advises the Staff that, as noted above, the Company is continuing to consider its public company governance structure that will be put into place in connection with its IPO. As a result, the Company will disclose the provisions in its certificate of incorporation and bylaws that may make it difficult for a third party to acquire control of the Company in a subsequent submission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 75

8.	Please disclose the number of customers and your dollar-based net retention rate for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 2 to disclose the approximate number of customers for each of the periods presented and intends to disclose its dollar-based net retention rate as of the end of its most recent quarter that is presented in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED

BY SAMSARA INC.: IOT-001

Securities and Exchange Commission

June 22, 2021

The Company respectfully advises the Staff that given the Company’s rapid scaling in recent periods, the Company’s management does not believe that dollar-based net retention rate for historical periods provides meaningful information to investors in evaluating the Company’s business. The Company calculates its dollar-based net retention rate as of a period end by comparing the ARR for a specified cohort of customers 12 months prior to such period-end against the ARR from that same set of customers as of the current period end. Accordingly, in order to calculate the Company’s dollar-based net retention rate as of February 1, 2020, the Company would look to its cohort of customers for the prior year. As of February 2, 2019, the Company had only been in commercial operation for a period of four years. Due to the rapid expansion of the Company’s business in its early operations across a relatively small customer cohort, the Company’s dollar-based net retention rate as of February 1, 2020 reflects a high degree of sensitivity to a small number of contracts with larger customers and does not provide useful information to investors regarding the Company’s expansion within its existing customer base. Additionally, the Company’s initial contract sizes have generally increased as the Company has expanded its business. As a result, the Company’s dollar-based net retention rate for the most recent period offers a more accurate snapshot of the Company’s ability to expand within its existing customer base than historical periods. For these reasons, the Company advises the staff that it does not consider dollar-based net retention rate to be a key business metric that the Company’s management uses to manage its business and does not intend to disclose dollar-based net retention rate on a periodic basis. The Company advises the Staff that it believes the disclosure of its total customers and its total growth in ARR provides investors with more meaningful information regarding the growth and early development of the Company’s business during the periods presented.

Non-GAAP Financial Measures, page 81

9.

We note that you discuss Non-GAAP measures beginning on page 81 but only begin discussing GAAP Results of Operations beginning on page 83. Please revise to highlight and focus on GAAP Results of Operations first in your MD&A to provide the GAAP discussion with greater prominence and prior to your discussion of Non-GAAP measures.

The Company respectfully advises the Staff that the Company has revised Amendment No. 2 to highlight and focus on its GAAP Results of Operations first in the MD&A to provide the GAAP discussion with greater prominence and prior to the discussion of Non-GAAP measures.

Free Cash Flow, page 82

10.

We note that you calculate Free Cash Flow by adding back $6.0 million of non-recurring purchases of property and equipment for the build-out of corporate headquarters. We also note that the cash used in investing activities was $30.0 million for the fiscal year ended February 1, 2020, which primarily consisted of purchases of property and equipment to support additional office facilities of $27.0 million, and capitalized software development costs of $2.9 million. Please explain why a liquidity measure, which adjusts for nonrecurring capital expenditures, whether limited to the build-out of your corporate headquarters, is useful for providing information to management and investors about your ability to fund future operating needs and strategic initiatives. Further clarify how you derived that non-recurring portion of the build-out amount which you report as an adjustment to your calculation of Free Cash Flow.

The Company respectfully advises the Staff that it believes that historical and future trends in free cash flow provide useful information about the amount of cash generated (or consumed) by the Company’s operating activities that is available (or not available) to be used for strategic initiatives. The exclusion of nonrecurring expenditures from the Company’s free cash flow calculation, such as the build-out of the Company’s corporate headquarters, may provide helpful insight to investors as to whether the Company will be able to replenish its cash reserves in the future from normal business operations as opposed to accessing other sources of capital. Accordingly, the Company respectfully submits that adjustments to free cash flow for non-recurring items provide investors with a better understanding of the Company’s liquidity position. The Company has revised the disclosure on pages 17, 74, 88, 89, 91, and 92 of Amendment No. 2 to reference adjusted free cash flow to make clear that an additional adjustment was made to arrive at the free cash flow metric presented in the disclosure. The Company further advises the Staff that it derives the non-recurring portion of the build-out amount from a schedule of tenant improvements, which includes information identifying which building or project the capital expenditure relates to.

CONFIDENTIAL TREATMENT REQUESTED

BY SAMSARA INC.: IOT-001

Securities and Exchange Commission

June 22, 2021

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 90

11.

Please tell us the nature of non-cash operating lease costs of $11.4 million reported as an adjustment to net cash used in operating activities and how it relates to lease amounts reported on page F-16.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the “non-cash operating lease costs” are derived by subtracting the cash paid for amounts included in the measurement of the lease liability of approximately $10.7 million presented on page F-17 from the total operating lease expenses during the period of approximately $22.1 million presented on page F-17. The primary driver for the difference between total operating lease costs incurred, which is disclosed on page F-17, and the disclosure of “non-cash operating lease costs” are lease costs incurred for a leased office location where the criteria for recognition of the lease pursuant to ASC 842 had been satisfied prior to the cash outflows associated with the lease liability commencing.

12.

We note that your liquidity discussion is limited to the recitation of amounts reported in the Statements of Cash Flows. Please revise to address liquidity in the broadest sense, encompassing internal as well as external sources, current conditions as well as future commitments and known trends, changes in circumstances and uncertainties. Refer to the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis at https://www.sec.gov/rules/interp/2010/33-9144.pdf

The Company respectfully acknowledges the Staff’s comment and has reviewed the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis. The Company advises the Staff that the Company believes that the disclosure on pages 93 to 94 of Amendment No. 2 addresses liquidity in the broadest sense, encompassing internal as well as external sources, current conditions as well as future commitments and known trends, changes in circumstances and uncertainties.

Executive Compensation

Executive Employment Agreements, page 124

13.

Please file the employment agreements with Messrs. Biswas, Bicket and Sekar and the executive incentive compensation plan as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised Amendment No. 2 to include the employment agreements of Messrs. Biswas, Bicket and Sekar and the executive incentive compensation plan as exhibits. The Company further advises the Staff that it intends to file these exhibits in a subsequent submission.

Underwriters, page 151

14.	Please disclose the exceptions to the lock-up agreements.

The Company respectfully advises the Staff that the Company is continuing to work with the underwriters to finalize the lock-up agreements that will be entered into with the underwriters in connection with the Company’s initial public offering. As a result, the Company will disclose the exceptions to the lock-up agreements in a subsequent submission once the lock-up agreement has been finalized.

CONFIDENTIAL TREATMENT REQUESTED

BY SAMSARA INC.: IOT-001

Securities and Exchange Commission

June 22, 2021

13. Subsequent Events, page F-26

15.

Please provide us with a breakdown of all stock-based compensation awards granted during fiscal 2021 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Tell us when you commenced discussions with the underwriters. Also, please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material.

In response to the Staff’s comment, the Company respectfully advises the Staff that the estimate of the fair value per share of the Company’s common stock had been determined at each grant date by the Company’s Board of Directors, taking into account valuation reports prepared as of the end of each fiscal quarter by KPMG US LLP, an independent third-party valuation expert, and input from management. As disclosed in Amendment No. 2, the valuations as of February 2020 and May 2020 used the option pricing method (“OPM”), which models each class of stock as a call option with a unique claim on the Company’s assets. The valuations as of August 2020, November 2020, and February 2021 used a hybrid of the OPM and probability weighted expected return method (“PWERM”) to allocate the enterprise value of the Company’s business among the various classes of stock. PWERM involves a forward-looking analysis of the possible future outcomes of the Company. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an IPO, as well as non-IPO market-based outcomes. The change in valuation method is one factor contributing to fluctuations in the valuation of the Company’s common stock during fiscal year 2021.

The below table provides the breakdown of restricted stock unit and stock option grants from February 1, 2020 through the date of this letter.

Event	Event Date	Number of Awards Granted	Fair Value per Share for Financial Reporting
Third-party Valuation	February 1, 2020	N/A	$5.47
RSU Grants	March 30, 2020	1,108,970	$4.42
Third-party Valuation	May 15, 2020	N/A	$3.59
RSU Grants	May 19, 2020	5,250	$3.79
RSU Grants	June 3, 2020	3,642,884	$4.55
Third-party Valuation	August 2, 2020	N/A	$7.59
RSU Grants	August 11, 2020	75,898	$7.68
RSU Grants	September 16, 2020	5,488,246	$8.02
RSU Grants	September 28, 2020	409,066	$8.14
Stock Option Grants	October 15, 2020	3,051,280	$8.30
RSU Grants	October 15, 2020	4,467,073	$8.30
Third-party Valuation	November 2, 2020	N/A	$8.47
RSU Grants	November 3, 2020	1,745,055	$8.49
RSU Grants	December 22, 2020	552,453	$9.59
Third-party Valuation	February 1, 2021	N/A	$10.51
RSU Grants	February 24, 2021	8,272,634	*
RSU Grants	March 17, 2021	240,000	*
RSU Grants	April 15, 2021	1,003,582	*
RSU Grants	May 7, 2021	1,975,717	*
RSU Grants	May 13, 2021	16,940	*
RSU Grants	June 8, 2021	2,189,727	*
RSU Grants	June 9, 2021	200,000	*

* The Company will provide the final interpolated fair values once available.

CONFIDENTIAL TREATMENT REQUESTED

BY SAMSARA INC.: IOT-001

Securities and Exchange Commission

June 22, 2021

For all stock options and RSUs granted in fiscal year 2020 and fiscal year 2021 with grant dates between 409A valuations, the Company linearly interpolated the fair value for those awards as of the award’s grant date. The Company believes that this straight-line methodology, when applied, provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during the periods between valuation dates that would have caused a material change in fair value.

The following are the key considerations in determining the value of the Company’s common stock at each valuation date, as well as notable factors contributing to the fluctuations in the Company’s third-party valuations obtained throughout fiscal year 2021.

May 2020 valuation

Enterprise value took into account the issuance of Series F Preferred Stock in May 2020 at a per share price of $11.0609 for total cash proceeds of $400.0 million. The Company applied a discount for lack of marketability of 20% under the OPM. The resulting fair value of each share of common stock was $3.59. With respect to the Company’s valuation as of May 2020, the decrease reflects the steep drop in the overall U.S. stock market during March 2020 at the onset of the COVID-19 pandemic. The decrease in the Company’s May 2020 valuation was also attributable in part to the closing of the Company’s Series F preferred stock financing extension, which reflected a 14% decrease from the enterprise valuation implied by the Company’s previous preferred stock financing.

August 2020 valuation

The August 2020 valuation began to give weight to preliminary IPO-readiness activities of the Company to support an IPO by the end of calendar year 2021. Accordingly, during this period, the value of the Company’s common stock was determined under a hybrid method utilizing a combination of the OPM and PWERM, estimating the probability weighted value for an IPO scenario, and using the OPM to estimate the allocation of value for a stay-private scenario. In addition to the hybrid approach, the Company also took into consideration the tender offer secondary transaction that was being contemplated during this time at an expected per share price of $11.0609, which is the same as the May 2020 Series F per share issue price. This secondary transaction was also expected to be a non-recurring transaction. Accordingly, the value of the Company’s common stock was determined by weighting the PWERM at 66.7% and by weighting the secondary transaction at 33.3%. The resulting fair value of each share of common stock was $7.59. With respect to the Company’s third-party valuation in August 2020, the increase reflects the robust recovery of the overall U.S. stock market throughout summer 2020 and the success of technology IPOs in particular.

November 2020 valuation

During this period, the Company continued to utilize the hybrid method with no change in the timing of the expected liquidity event. The tender offer secondary transaction contemplated during the August 2020 valuation ultimately closed in October 2020 for total cash proceeds of $61.5 million. The resulting fair value of each share of common stock was $8.47.

February 2021 valuation

During this period, the Company continued to utilize the hybrid method with the timing of the expected liquidity event resulting in a change of weighting the IPO scenario at 50% and the stay private scenario at 50%. The February 2021 valuation also contemplated the $61.5 million tender offer for the Company’s common stock that was completed in October 2020 at the same $11.0609 per share price as the Company’s Series F preferred stock financing extension. The resulting fair value of each share of common stock was $10.51. The Company further advises the Staff that it commenced discussions with the underwriters in January 2021.

CONFIDENTIAL TREATMENT REQUESTED

BY SAMSARA INC.: IOT-001

Securities and Exchange Commission

June 22, 2021

The Company supplementally advises the Staff that the Company is in the process of evaluating the estimates of the underlying common stock used in the determination of stock-based compensation for equity awards granted to date in fiscal year 2022 in connection with the completion of the Company’s interim financial statements for the second quarter of fiscal year 2022. The Company will supplementally provide the Staff with the requested information when the Company’s second fiscal quarter 2022 interim financial statements are completed and reviewed.

16.

Regarding the September 2020 tender offer, explain to us why the investors were willing to pay a price in excess of fair value. Tell us if they had reasonable knowledge of the relevant facts concerning the Company’s operations and financial condition.

The Company respectfully advises the Staff that the substantial majority of shares purchased in the September 2020 tender offer were purchased by existing investors of the Company who had participated in the Series F financing that was completed earlier in the year and who wanted to increase their ownership percentage in the Company. The remaining shares were purchased by new investors who were seeking an opportunity to invest in the Company. Both the existing and new investors had reasonable knowledge of the relevant facts concerning the Company’s operations and financial condition. Although the Company cannot speak for its investors, the Company believes that these investors may have been willing to pay the same price for the common shares as that of the Series F preferred shares given the limited opportunities available to increase their ownership percentages or otherwise invest in the Company. Moreover, the purchase price, which was not based on any direct negotiations between the participants and the investors, reflected the price paid in the Series F financing.

Given the size of the transaction and the involvement of new investors, the purchase price of the shares sold in the tender offer was given meaningful weight in determining the valuation of the Company’s common stock.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

*****

CONFIDENTIAL TREATMENT REQUESTED

BY SAMSARA INC.: IOT-001

Securities and Exchange Commission

June 22, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (650) 565-3765 or aspinner@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Sanjit Biswas, Samsara Inc.

Dominic Phillips, Samsara Inc.

Adam Eltoukhy, Samsara Inc.

Mai Li, Samsara Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP

Pamela L. Marcogliese, Freshfields Bruckhaus Deringer US LLP